[GRAPHIC OMITTED] Acergy

                       Acergy S.A. Annual General Meeting
                    and dividend effect on Convertible Notes

London, England - May 22, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY), advises that at the Annual General Meeting of shareholders on May 22, 2009, resolutions 1 to 8 inclusive were approved by shareholders. It was noted that the required quorum of 50% of the outstanding shares for resolutions 9 and 10 was not present and the Meeting of shareholders was therefore not able to consider these resolutions.

The Board of Directors may call a second meeting of Shareholders to consider resolutions 9 and 10. At such a meeting there is no requirement for a quorum.

Following their re-election, and with effect from the closing of the Annual General Meeting of shareholders on May 22, 2009, Sir Peter Mason has been appointed Chairman and Mr Tom Ehret has been appointed Deputy Chairman.

The payment of a dividend of $0.22 per common share for shareholders of record on May 28, 2009 was approved. The first trading date ex-dividend will be May 26, 2009 and the date of payment of dividend will be June 12, 2009 and June 17, 2009 for holders of our ADRs.

Accordingly, the Company would like to inform holders of convertible bonds that, in accordance with clause 6B3 of the terms and conditions of the convertible bond, the new conversion price of the Bonds will be $22.71.

The minutes of the Annual General Meeting detailing the resolutions proposed and the result of the poll on resolutions 1-8 is attached hereto.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contacts:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected amount of the dividend and the timing of the payment thereof, and statements as to the expected conversion price of our convertible bonds. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or government enquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.
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ACERGY S.A.
Societe Anonyme Holding
412F, route d'Esch
L-2086 Luxembourg
R.C.S. Luxembourg B 43172

          Minutes of the Annual General Meeting held at the offices of
             SERVICES GENERAUX DE GESTION S.A., 412F, route d'Esch,
                           Luxembourg on May 22, 2009

The Meeting was opened at 2.00 p.m.

Chairman      : Mr. Mark WOOLVERIDGE, Chairman of the Board of Directors of the
                Company

Secretary     : Maitre Jean HOSS

Ballot-judges : Mrs. Chantal MATHU and Mrs. Celine BONVALET

The Chairman declared and the Meeting noted that:

o it appeared from the main register kept by SERVICES GENERAUX DE GESTION S.A. and the Branch Register kept by DnB NOR Bank ASA of Oslo produced to the Meeting together with proxies duly filed within the statutory period that 62,227,292 Common Shares out of 194,953,972 issued Common Shares and 182,850,343 outstanding Common Shares as at March 31, 2009 were represented

o the notice of the Meeting was published according to the legal requirements in a Luxembourg daily newspaper and in the "Memorial C" on April 7, 2009 and May 5, 2009 as evidenced by the documents presented to the Meeting and in accordance with article 26 of the Articles of Association (i) notice of this Meeting together with a proxy card, a letter of explanation and a business reply envelope have been mailed to the Common Shareholders on the Company's Registers as of March 31, 2009 and (ii) notice of this Meeting together with a proxy card, the letter of explanation and a business reply envelope were also mailed to the holders of American Depositary Shares
     (ADSs) (each of which represents one Common Share of the Company) on the register of Deutsche Bank Trust Company Americas, Depositary for the ADSs, as of March 31, 2009

o in order to attend the present Meeting, the Common Shares represented complied with the legal and statutory requirements

o the present Meeting was therefore regularly convened and has the legal power to act on the items 1 to 8 inclusive of the agenda. Since a resolution on items 9 and 10 requires a quorum of 50% of the outstanding shares, which is not present, the Meeting of Shareholders is thus not able to consider such resolutions. The Board of Directors of the Company may call a second meeting of shareholders to consider resolutions 9 and 10. At such a meeting there is no requirement for a quorum.

AGENDA

(1) To consider (i) the report of Deloitte S.A., Luxembourg, Independent Auditors ("Reviseurs d'entreprises") on the unconsolidated and consolidated financial statements of the Company, (ii) the Report by the Board of Directors of the Company, in respect of the consolidated and unconsolidated financial statements of the Company for the fiscal year ended November 30, 2008.
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(2)  To approve the unconsolidated balance sheet and statements of profit and loss of the Company for the fiscal year ended November 30, 2008.

(3) To approve the consolidated balance sheet and statements of operations of the Company for the fiscal year ended November 30, 2008.

(4) To discharge the Board of Directors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2008.

(5) To authorise the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions up to a maximum of 10% of the issued Common Shares net of the Common Shares previously repurchased and still held, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided
     (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the Nasdaq Global Select Market, if applicable) for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before August 31, 2010.

(6) To elect 6 Directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected. The proposal is to (a) re-elect Mr. Jean Cahuzac, Mr. Tom Ehret, Sir Peter Mason, Mr. J. Frithjof Skouveroe and Mr. Trond Westlie as Directors and (b) to elect Dr. Thorleif Enger as a new Director.

(7) To elect Independent Auditors ("Reviseurs d'entreprises") to audit the unconsolidated and consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

(8) To approve the determination of dividends of the Company for the fiscal year ended November 30, 2008, namely approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of U.S. $0.22 per Common Share, payable on June 12, 2009 to Shareholders (and June 17, 2009 for holders of ADR's) of record as of May 28, 2009. (Note: The first trading date ex-dividend will be May 26, 2009).

(9)  In conformity with the provisions of the Luxembourg Company Law and
     Article 5 of the Company's Articles of Incorporation, to:

     (i) extend the validity of the Company's authorised share capital of U.S. $460,000,000 represented by 230,000,000 Common Shares par value U.S. $2.00 per share of which 194,953,972 Common Shares par value U.S. $2.00 per share have been issued, and

     (ii) approve the Report of the Board of Directors of the Company recommending and authorising the Board to implement the suppression of Shareholders' pre-emptive rights in respect of the issuance of shares for cash with respect of all authorised but un-issued Common Shares, in particular:

          (a) to issue Common Shares for cash whether in a private transaction or in a public offering at such price as determined by the Board of Directors of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company) in order to enlarge or diversify the shareholder base through the entry of new investors, and
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                                                        [GRAPHIC OMITTED] Acergy

          (b) to issue, or offer to issue, Common Shares in connection with participation, financing, joint venture or other strategic proposals, strategies or projects and/or to secure financing if the Board of Directors of the Company determines same to be in the best interest of the Company (including below market value if deemed by the Board of Directors to be in the best interest of the Company), provided that no Common Shares shall be so issued pursuant to subsections (a) or (b) hereof at a price of less than seventy-five percent (75%) of the market value determined by the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the Nasdaq Stock Market, Inc., if applicable) for the ten most recent trading days prior to such transaction and further provided that Common Shares shall be issued otherwise on the terms and conditions set forth in such Report, including where the issue price is less than the "par value" of a Common Shares (U.S. $2.00), the Board of Directors shall be authorised to proceed with any such transaction and to transfer from the "paid-in" surplus ("free reserves") account of the Company to the "par value" account of the Company any such deficiency between the par value and the issue price of any such shares.

          Each of the foregoing actions to be effective for a further five year period from the date of publication of the minutes of the Annual General Meeting and,

    (iii) make all consequential changes to the Articles of Incorporation.

(10) To authorise the Board of Directors of the Company to cancel shares which have been bought back or which may be bought back from time to time by the Company or any indirect subsidiary thereof as the Board of Directors sees fit and to make all consequential changes to the Articles of Incorporation to reflect the cancellation in the number of issued Common Shares.

The Meeting then deliberated on each of the agenda items and proceeded to a vote on each of them as follows:

1. to approve (i) the report of Deloitte S.A., Luxembourg, Independent Auditors ("Reviseurs d'entreprises") on the unconsolidated and consolidated financial statements of the Company, (ii) the Report by the Board of Directors of the Company, in respect of the consolidated and unconsolidated financial statements of the Company for the fiscal year ended November 30, 2008;

     The Chairman tabled, (i) the report of Deloitte S.A., 560, rue de Neudorf, L-2220 Luxembourg, Independent Auditors of the Company and (ii) the report by the Board of Directors of the Company in respect of the unconsolidated and consolidated financial statements of the Company for the fiscal year ended November 30, 2008. A copy of each of the reports was ordered to be filed with the Minutes of the Meeting.

       FOR: 62,061,995          AGAINST: 8,755          ABSTAINING: 156,542

2. to approve the unconsolidated balance sheet and statements of profit and loss of the Company for the fiscal year ended November 30, 2008;

     The Chairman proposed to approve the unconsolidated accounts for the fiscal year ended November 30, 2008.

       FOR: 61,849,298          AGAINST: 26,032         ABSTAINING: 351,962
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3.   to approve the consolidated balance sheet and statements of operations of the Company for the fiscal year ended November 30, 2008;

     The Chairman proposed to approve the consolidated accounts for the fiscal year ended November 30, 2008.

       FOR: 61,899,043          AGAINST: 21,262         ABSTAINING: 306,987

4. to approve the discharge of the Board of Directors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2008;

     The Chairman proposed to the Meeting to discharge the Directors of the Company in respect to the proper performance of their duties for the year ended November 30, 2008.

       FOR: 61,268,886          AGAINST: 808,462        ABSTAINING: 149,944

5. to authorise the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions up to a maximum of 10% of the issued Common Shares net of the Common Shares previously repurchased and still held, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided
     (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the Nasdaq Global Select Market, if applicable) for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before August 31, 2010.

     The Chairman proposed to approve the authorisation to permit the purchase of Common Shares.

       FOR: 62,111,560          AGAINST: 30,004         ABSTAINING: 85,728

6. to elect six Directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected.

     The Chairman proposed to the Meeting to elect the following as Directors until the next Annual General Meeting of Shareholders or until their respective successors have been duly elected:

     - Jean P. CAHUZAC, Chief Executive Officer, born in Laferriere (Algeria) on January 5, 1954, with professional address at 200 Hammersmith Road, London, W6 7DL, UK.

     - Tom EHRET, Companies Director, born in Mulhouse (France) on March 10, 1952, residing 31, Rue de Verneuil, 75007 Paris, France.

     - Sir Peter MASON, Companies Director, born in Burnley (UK) on September 9, 1946, residing 45 Graham Terrace, London, SW1W 8HN, UK.

     - J. Frithjof SKOUVEROE, Companies Director, born in Oslo (Norway) on December 23, 1944, residing Nedre Ullern Terrase 1, 0280 Oslo, Norway.
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     -    Trond WESTLIE, Companies Director, born in Tonsberg (Norway) on
          June 8, 1961, residing 30 Ruglandveien, N-1358 Jar, Norway.

     - Dr. Thorleif ENGER, Companies Director, born in Oslo (Norway) on October 31, 1943, residing Volvat Terrasse 6, Oslo, Norway.

       FOR: 61,257,892          AGAINST: 802,103        ABSTAINING: 167,297

7. to elect Independent Auditors ("Reviseurs d'entreprises") to audit the unconsolidated and consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

     The Chairman proposed to elect Deloitte S.A., 560, rue Neudorf, L-2220 Luxembourg, as Independent Auditor of the Company for a term to expire at the next Annual General Meeting of Shareholders.

       FOR: 61,694,377          AGAINST: 306,588        ABSTAINING: 226,327

8. to approve the determination of dividends of the Company for the fiscal year ended November 30, 2008, namely (i) approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of U.S. $0.22 per Common Share, payable on June 12, 2009 to Shareholders (and June 17, 2009 for holders of ADRs) of record as of May 28, 2009, and (ii) transfer of all undistributed profits to the retained earnings of the Company. (Note: The first trading date ex-dividend will be May 26, 2009).

     The Chairman proposed to approve the allocation of profits.

       FOR: 62,133,322          AGAINST: 32,726         ABSTAINING: 61,244

The Chairman noted that resolutions 1 to 8 inclusive had been approved.

There being no further business to come before the Meeting, the Chairman closed the Meeting at 2.30 p.m.

Luxembourg, May 22, 2009


C. BONVALET  C. MATHU                J. HOSS                M. WOOLVERIDGE
    Ballot-judges                   Secretary                  Chairman